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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

ADC Telecommunications, Inc.
(Name of Subject Company)

ADC Telecommunications, Inc.
(Name of Person Filing Statement)

Common Stock Par Value $0.20 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

000886309
(CUSIP Number of Class of Securities)

Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the "SEC") on July 26, 2010, (as subsequently amended, the "Schedule 14D-9") by ADC Telecommunications, Inc. (the "Company"), relating to the cash tender offer by Tyco Electronics Minnesota, Inc. ("Purchaser"), a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation ("Parent"), to purchase all of the outstanding Shares at a price of $12.75 per Share (the "Offer Price"). If the Offer is completed, Parent shall pay the Offer Price net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by Purchaser and Parent with the SEC on July 26, 2010 (as subsequently amended, the "Schedule TO"). The Offer to Purchase and the Letter of Transmittal together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended to the extent specifically provided herein.

        This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding after the third full paragraph of subsection (b) "Tender Offer," the following paragraph:

        On September 20, 2010, Purchaser extended the Offer until 5:00 p.m., New York City time, on Monday, October 18, 2010, unless further extended. As of midnight on September 20, 2010, approximately 89,380,324 Shares (including 9,318,060 Shares tendered by notice of guaranteed delivery) had been tendered and not withdrawn pursuant to the Offer, representing approximately 92.12% of the outstanding Shares. The full text of a press release issued by Parent announcing the extension to the Offer is filed as Exhibit (a)(5)(Z) hereto and is incorporated herein by reference.

Item 9.    EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(5)(Z)	Tyco Electronics Extends Tender Offer for ADC, September 21, 2010 (incorporated by reference to exhibit (a)(25) to Schedule TO-T/A filed by Tyco Electronics Ltd. on September 21, 2010)

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ JAMES G. MATHEWS James G. Mathews Vice President, Chief Financial Officer

Date: September 21, 2010

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(1)(G)
Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(2)(B)	Letter to shareowners, dated July 26, 2010*
(a)(5)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010)
(a)(5)(B)
Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010)
(a)(5)(C)
Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and
Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).
(a)(5)(D)
Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010)
(a)(5)(E)
Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010)
(a)(5)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).

Exhibit	Description
(a)(5)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(H)
Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)
(a)(5)(I)
Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(J)
Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(K)
Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(L)
Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(M)
Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(N)
Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(O)
Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(P)
Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(Q)
Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit	Description
(a)(5)(R)	Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(S)
Complaint filed by Michael Gill, individually and on behalf of all others similarly situated, on July 26, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(18) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on July 28, 2010)
(a)(5)(T)
Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(19) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)
(a)(5)(U)
Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(20) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)
(a)(5)(V)
Consolidated Complaint filed by Asbestos Workers Local Union 42 Pension Fund, Gunter Jacobius, Robert Freeman, Gary Novitsky, Joel Gerber, Lawrence Barone, Thomas Haller, Michael Partansky, Jack Borror and Pat Borror, and Michael Gill, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on August 4, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(21) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)
(a)(5)(W)
Complaint filed by Milford and Ronnae D. Patsel, individually and on behalf of all others similarly situated, on August 9, 2010, in the United States District Court of the District of Minnesota (incorporated by reference to exhibit (a)(22) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 19, 2010)
(a)(5)(X)	Tyco Electronics Extends Tender Offer for ADC, August 24, 2010 (incorporated by reference to exhibit (a)(23) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)
(a)(5)(Y)
Supplemental Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated August 24, 2010 (incorporated by reference to exhibit (a)(24) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)
(a)(5)(Z)	Tyco Electronics Extends Tender Offer for ADC, September 21, 2010 (incorporated by reference to exhibit (a)(25) to Schedule TO-T/A filed by Tyco Electronics Ltd. on September 21, 2010)
(e)(1)
Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on July 13, 2010)
(e)(2)
Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit	Description
(e)(3)	Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)
(e)(4)
Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)
(e)(5)
Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 1, 2009)
(e)(6)
ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(8)
Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(9)
Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(10)
ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics' Tender Offer (incorporated by reference to exhibit (g)(1) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)
(e)(11)	Frequently Asked Questions Regarding Tyco Electronics and ADC, August 6, 2010 (incorporated by reference to exhibit (g)(2) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)
(e)(12)
ADC Ret. Savings Plan: Script for Call Center Regarding Tyco Electronics Tender Offer (incorporated by reference to exhibit (g)(3) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on September 1, 2010)

*
Included in mailing of tender offer materials to the Company's shareowners by Parent.

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  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 9. EXHIBITS.
SIGNATURES